Mail Stop 4561
      June 8, 2005

Mr. James B. Dale
Chief Financial Officer
Arlington Hospitality, Inc.
2355 South Arlington Heights Road, Suite 400
Arlington Heights, Illinois 60005

	Re:	Arlington Hospitality, Inc.
		Form10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-15291

Dear Mr. Dale:

      We have reviewed your response letter dated May 27, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 Sale of Hotels and Plan for Future Hotel Dispositions, page
F-29

1. We note your response to our previous comment number one.  If the
basis for reporting the proceeds from the sale of these hotels gross
is because you are developing and constructing the hotels for sale,
explain why you are not reporting hotels under development as a separate line item on your balance sheet. In addition, your impairment policy should be revised to address how you assess and recognize impairment for properties under development. Refer to paragraphs B122 and B123 of SFAS 144. Further, explain why the sales of AmeriHost Inn hotels are not accounted for as discontinued
operations under SFAS 144.   Refer to the guidelines of EITF 03-13
in
your response and also address whether these hotels produce cash flows to you through their operations prior to their sale. If you are operating these hotels prior to their sale and they are providing operating cash flows, explain why you believe these hotels should be classified as hotels under development and correspondingly why the proceeds from their sales should be reported as revenues rather than net as gain or loss on sale.

2. In your response to our previous comment number two you state "this obligation was contingent since the Company had the option to pay higher rent rather than pay PMC the Assigned Value shortfall, if any, upon the sale of a hotel pursuant to this amendment." Tell us if you paid higher rent during this period.

Note 14 - Commitments, Contingencies and Other Matters, page F-33:

3. We note your response to our previous comments four through six.
Please provide us with a schedule showing your accounting for the conversion of the 17 hotels from an operating lease to a capital lease. Specifically, show the amount of the loss recognized in the reduction in fair market value that was considered in the recordation of the capital leases. Please provide the balance sheet activity and statement of operations activity by line item for this transaction and the subsequent activity in these accounts for 2004, including the
Arlington Fee and Proceeds Deficit Notes.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3498 if you have questions.


      							Sincerely,


      							Linda Van Doorn
Senior Assistant Chief Accountant



Mr. James B. Dale
Arlington Hospitality, Inc.
June 8, 2005
Page 1